UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Application for Registration of Public Offer of Debentures

Rio de Janeiro, December 28, 2018 – Petróleo Brasileiro S.A. – Petrobras, further to the Material Fact disclosed on December 26, 2018, reports that the application for registration of the public distribution offer of simple, unsecured debentures not convertible into shares (“Debentures”), in up to three (3) series, in the sixth (6th) issue by the Company, filed on December 26, 2018, will be timely resubmitted in due course to the Securities and Exchange Commission of Brazil (“CVM”), in light of this regulator’s request of prior disclosure of the Preliminary Prospectus along with the Material Fact to the Market set forth in Article 53 of CVM Instruction No. 400, dated of December 29, 2003, as currently in force (“CVM Instruction 400”), pursuant to Article 6-A, Paragraph 1, Item V under the same instruction.

As such, the deadline for the analysis by CVM will only start to run from the resubmission of the application for registration of the offer of Debentures and disclosure of the Preliminary Prospectus and the Material Fact to the Market, in accordance with Article 53 of CVM Instruction 400, containing information on: (i) the characteristics of the issue; (ii) the locations for obtaining the Preliminary Prospectus; (iii) the estimated dates and locations of Disclosure of the Offer; and (iv) the conditions, procedure and date for completing the collection procedure of investment intentions (bookbuilding).

This Material Fact is for information only, pursuant to current legislation, and shall not be construed or considered for all legal purposes and effects as material for the sale and/or disclosure of the Debentures and/or the offer.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer